

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2010

Via U.S. Mail and Fax 01185226911724

Albert So
Chief Financial Officer and Secretary
Bonso Electronics International Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong

> **Re: Bonso Electronics International, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed September 30, 2009**
> **File No. 000-17601**

Dear Mr. So:

We have reviewed your filings and correspondence dated February 9, 2010 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2009

Item 18. Financial Statements

Consolidated Statement of Operations and Comprehensive Income, page F-4

1.   We note your response to our comment 1 and your reference to FASB ASC 205-20. Please clarify why you have provided your presentation of discontinued operations prior to performing the consolidation of your subsidiaries and why it is appropriate to include intercompany gains and losses related to Gram and Korona in your consolidated financial statements. As stated in FASB ASC 810-10-10-1, the purpose of consolidated financial statements is "to present, primarily for the benefit of the shareholders and creditors of the parent entity, the results of operations and the financial position of a parent entity and its subsidiaries essentially as if the group were a single entity with one or more branches or divisions. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the entities in the group directly or indirectly has a controlling financial interest in the other entities." FASB ASC 810-10-45-1 also states that "as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group." As such, please tell us the specific guidance that allows for the separate presentation of these intercompany items and why these would not be eliminated in the consolidation.

2.   We note your response to our comment 2. Please tell us why the gains relating to the disposal of Gram, a subsidiary, is not part of discontinued operations and why this amount is broken out separately from other activities of Gram. In addition, since this relates to the disposal of property that was used in your operations, tell us why the gain would not be part of operations. Please refer to FASB ASC 360-10-45-5.

Note 2. Allowance for Doubtful Accounts, page F-15

3.   We note your response to comment 4. With regard to the $1,700,000 bad debt provision related to the promissory note from your subsidiary, Gram, tell us why this amount would not be eliminated in consolidation. Please clarify why this amount is reflected in your consolidated allowance for doubtful accounts and indicate the specific accounting literature that supports your accounting treatment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief